Company Contact: Jingwei International Limited Cao Wei Tel: +86-755-8631-9430 Email: weicao@jingweicom.com www.jingweicom.com

Jingwei International Limited Announces Intent to Go Private

Shenzhen, China, February 16, 2012 /PRNewswire/ -- Jingwei International Limited (NASDAQ: JNGW) ("Jingwei" or “the Company"), a leading provider of data-mining, interactive marketing and software services in China, today announced its intent to accept a “going private” proposal proposed by Mr. George (Jianguo) Du, Chairman and CEO of the Company, and cease its public company status.

A special committee of the company's board of directors, comprised of independent directors, has recommended, and the board of directors has approved, plans to voluntarilty delist the common shares from the NASDAQ Global Market and cease the registration of the Company’s common shares with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934.

Going-Private Transaction

In order to ensure that it will be eligible to deregister its common shares, in accordance with SEC rules and regulations, Jingwei will reduce its number of record shareholders to below 300. To accomplish this, the special committee of the board recommended, and the board of directors approved, an amendment to the Company's articles of incorporation to effect a 1-for-20,000 reverse stock split whereby each 20,000 outstanding shares of Jingwei common shares will be converted into one whole share and, in lieu of us issuing fractional shares to shareholders owning less than 20,000 pre-reverse stock split shares, Jingwei will pay cash equal to $2.20 multiplied by the number of pre-reverse stock split shares held by such shareholder. Immediately following the reverse stock split, the Company will file a second amendment to its articles of incorporation to effect a 20,000-for-1 forward stock split. As a result, shareholders owning 20,000 or more common shares at the time of the reverse split will retain their current numbers of common shares without change and not receive cash in the transaction. The funding for the cash payment for the fractional shares described above will be provided by the company's largest shareholder, George (Jianguo) Du, Chairman and CEO of the Company. Following the funding of the amount required to cash-out fractional shares and in consideration of Mr. Du assuming Jingwei’s obligation to cash-out fractional shares, Jingwei will issue Mr. Du a number of common shares equal to the amount he funded divided by $2.20 (rounded to the nearest whole share).

Jingwei's board of directors decided to pursue taking the Company private after concluding that the disadvantages of remaining an SEC-reporting company, including the costs associated with ongoing regulatory requirements, outweighed the benefits of public company status to the Company and its shareholders. American Appraisal China Limited, independent financial advisor to the special committee, provided an opinion to the Special Committee that the $2.20 per share cash-out price in lieu of fractional shares is fair from a financial point of view to those shareholders who would be cashed out in the proposed transaction.

Under Nevada law, the Company's board may amend its articles of incorporation to conduct the stock splits without the approval of the Company's shareholders, and therefore the Company is not seeking the approval of the going-private transaction from its shareholders.

Prior to consummating the going-private transaction described above, the Company must file a preliminary information statement and a transaction statement with the SEC on Schedule 13E-3. Following review by the SEC, the Company intends to distribute a definitive information statement to its shareholders and to effect the going-private transaction as soon as practicable following the date that is 20 days after the distribution of the information statement to shareholders. The Company anticipates the transaction will be completed in the second quarter of 2012. If the transaction is completed, the company would no longer file periodic reports with the SEC. This release is not an offer to acquire or sell any securities.

The special committee may determine not to proceed with the going-private transaction as currently contemplated, or to change certain of the terms of the transaction, if it believes that abandoning or changing the terms of the transaction is in the best interests of the Company’s unaffiliated shareholders. If the special committee determines not to proceed with the going-private transaction, we will continue to operate our business as presently conducted.

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About Jingwei International Limited:

Jingwei International Limited ("Jingwei") has established a leading position in China in data mining, interactive marketing and software services. To capitalize on China’s rapid growth on mobile, Internet and e-Commerce applications, Jingwei has focused on new data mining offerings that encompass interactive marketing, bundled mobility solutions and mobile value added services. The Company’s software services include business intelligence, billing, customer relationship management and decision support solutions for Chinese telecom operators and power companies.

Business Risks and Forward-Looking Statements

This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the SEC from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

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